China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang
Jiading District
Shanghai, PR of China 201800

November 4, 2008

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

Re:	China Shoe Holdings, Inc. (the”Company”)
Form 10-KSB/A for the fiscal year ended December 31, 2008
Amendment Number 2
File Number 333-139910

Ladies and Gentlemen::

In connection with the fiing of the above referenced amendment to its annual report on Form 10-KSB for the year ended December 31, 2007, the Company hereby acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (b) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and ( c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
China Shoe Holdings, Inc.

By: /s/ Gu Xianzhong

Gu Xianzhong , President and CEO

Frank J. Hariton